Securities and Exchange Commission
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)

Hasbro, Inc.
________________
(Name of Issuer)

Common Stock, Par Value $.50 Per Share
______________________________________
(Title of Class of Securities)

418 056 10 7
______________
(CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 5 Pages



CUSIP  418 056 107                13G           Page 2 of 5 Pages


1.  Name of Reporting Person
    S.S. of I.R.S. Identification No. of Above Person

    Alan G. Hassenfeld

2.  Check the Appropriate Box if member of a Group*

    (a)  ( )
    (b)  (X)

3.  SEC Use Only


4.  Citizenship or Place of Organization

    United State

    Number of Shares Beneficially Owned by Each Reporting
    Person With:

5.  Sole Voting Power

    7,657,432

6.  Shared Voting Power

    368,541

7.  Sole Dispositive Power

    7,657,432

8.  Shared Dispositive Power

    368,541

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    8,025,973

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

11. Percent of Class Represented by Amount in Row 9

    9.1

12. Type of Reporting Person*

    IN
              *SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP  418 056 107                13G           Page 3 of 5 Pages

Item l.  (a)  Name of Issuer:

              Hasbro, Inc.

Item 1.  (b)  Address of Issuer's Principal Executive Offices:

              1027 Newport Avenue
              Pawtucket, Rhode Island 02862

Item 2.  (a)  Name of Person Filing:

              Alan G. Hassenfeld

Item 2.  (b)  Address of Principal Business Office, or
              if none, Residence:

              1027 Newport Avenue
              Pawtucket, Rhode Island 02862

Item 2.  (c)  Citizenship:

              United States of America

Item 2.  (d)  Title of Class of Securities:

              Common Stock, par value $.50 per share

Item 2.  (e)  CUSIP Number: 418 056 10 7

Item 3.       Not Applicable

Item 4.       Ownership:

         (a)  Amount Beneficially Owned: 8,025,973

         (b)  Percent of Class: 9.1

              (i)   sole power to vote or to direct
                    the vote..........................7,657,432*

              (ii)  shared power to vote or to direct
                    the vote..........................368,541**

              (iii) sole power to dispose or to direct
                    the disposition of................7,657,432*

              (iv)  shared power to dispose or to direct
                    the disposition of................368,541**

____________


CUSIP  418 056 107                13G           Page 4 of 5 Pages

*Includes (a) 93,750 shares which may be purchased upon exercise of presently exercisable options and options exercisable within 60 days hereof; (b) 686,098 shares held by the estate of Stephen
D. Hassenfeld, of which Alan Hassenfeld is personal representative; (c) 3,951,521 shares held by the Merrill Hassenfeld Trust, of which Alan Hassenfeld is sole trustee; and
(d) 368,599 shares held by the Alan Hassenfeld Trust, of which Alan Hassenfeld is sole trustee.

**Includes (a) 68,541 shares owned by Mr. Hassenfeld and others, as trustees for the benefit of his mother and her grandchildren; and (b) 300,000 shares owned by the Hassenfeld Foundation, of which Mr. Hassenfeld is one of the officers and directors. Mr. Hassenfeld disclaims beneficial ownership of these shares.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         An aggregate of 4,020,062 shares of Common Stock are held by Mr. Hassenfeld, as a trustee of two trusts. His mother, Sylvia K. Hassenfeld, has the right to receive any dividends from the shares held in these trusts. An aggregate of 686,098 shares of Common Stock are owned by the estate of Stephen D. Hassenfeld, of which there are other beneficiaries besides Alan Hassenfeld. An aggregate of 300,000 shares are held by the Hassenfeld Foundation, a charitable foundation. All dividends received, and the proceeds of shares sold by the Hassenfeld Foundation, are devoted to the charitable purposes of the Foundation.

Item 7.  Identification and Classification of the
         Subsidiary which Acquired the Security Being
         Reported on by the Parent Holding Company:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         Not Applicable

CUSIP  418 056 107                13G           Page 5 of 5 Pages






Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14 1994
       _________________

       \s\Alan G. Hassenfeld
       _____________________
       Signature

       Alan G. Hassenfeld
       __________________
       Name/Title: